Exhibit 99.3

BOYD GROUP SERVICES INC.
Consolidated Financial Statements
Year Ended December 31, 2025

1

MANAGEMENT’S RESPONSIBILITY FOR FINANCIAL REPORTING
These consolidated financial statements have been prepared by management in accordance with IFRS
®
Accounting Standards, as issued by the International Accounting Standards Board (“IASB”). Management is responsible for their integrity, objectivity and reliability, and for the maintenance of financial and operating systems, which include effective controls, to provide reasonable assurance that Boyd Group Services Inc.’s assets are safeguarded and that reliable financial information is produced.
The Board of Directors is responsible for ensuring that management fulfills its responsibilities for financial reporting, disclosure control and internal control. The Board exercises these responsibilities through its Audit Committee, all members of which are not involved in the daily activities of Boyd Group Services Inc. The Audit Committee meets with management and, as necessary, with the independent auditors, Deloitte LLP, to satisfy itself that management’s responsibilities are properly discharged and to review and report to the Board on the consolidated financial statements.
In accordance with the standards of the Public Company Accounting Oversight Board (United States) for 2025, and Canadian generally accepted auditing standards for 2024, the independent auditors conduct an examination each year in order to express a professional opinion on the consolidated financial statements.

(signed)	(signed)

Brian Kaner	Jeff Murray
President & Chief Executive Officer	Executive Vice President & Chief Financial Officer
Winnipeg, Manitoba
March 17, 2026

2

Report of Independent Registered Public Accounting Firm
To the Shareholders and the Board of Directors of Boyd Group Services Inc.
Opinion on the Financial Statements
We have audited the accompanying consolidated statement of financial position of Boyd Group Services Inc. and subsidiaries (the “Company”) as at December 31, 2025, the related consolidated statements of earnings, comprehensive earnings, changes in equity, and cash flows, for the year ended December 31, 2025, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2025, and its financial performance and its cash flows for the year ended December 31, 2025, in accordance with IFRS Accounting Standards as issued by the International Accounting Standards Board (IASB).
Basis for Opinion
These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.
Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.
Critical Audit Matter
The critical audit matter communicated below is a matter arising from the current-period audit of the financial statements that was communicated or required to be communicated to the audit committee and that (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Goodwill and Intangible Assets– Canadian CGU – Refer to Notes 2, 3, 11 and 12 to the financial statements
Critical Audit Matter Description
The Company’s evaluation of goodwill and intangible assets for impairment involves the comparison of the recoverable amount of each cash generating unit (“CGU”) to their carrying value. The recoverable amount of a CGU is determined as the greater of the fair value less costs to sell and value in use. The Company used a discounted cash flow model to determine the recoverable amounts of both the US CGU and Canadian CGU, which required management to make estimates and assumptions related to future cash flows, taxes, future acquisition growth, future capital expenditures, terminal growth rate, and discount rate. As a result of the annual assessments of impairment of goodwill and intangible assets for the US CGU and Canadian CGU, management has determined that there was no impairment of goodwill or intangible assets.
While there are several estimates and assumptions that are required to determine the recoverable amount of the Canadian CGU, the estimates, and assumptions with the highest degree of subjectivity are future revenue and adjusted EBITDA margins forecasts and the selection of the discount rate. Auditing these estimates and assumptions required a high degree of auditor judgment and an increased extent of audit effort, including the involvement of fair value specialists.
How the Critical Audit Matter Was Addressed in the Audit
Our audit procedures related to the key assumptions used to determine the recoverable amount for the Canadian CGU included the following, among others:

●	Evaluated management’s ability to accurately forecast future revenues and Adjusted EBITDA margins by comparing actual results to management’s historical forecasts.

●	Evaluated the reasonableness of the forecast of future revenue and adjusted EBITDA margins by comparing the forecasts to:

○	Historical revenues and operating margins;

○	Known changes in the Company’s operations and its industry, which are expected to impact future operating performance; and

○	Internal communications to management and the Board of Directors.

●
With the assistance of fair value specialists, evaluated the reasonableness of the discount rate by testing the source information underlying the determination of the discount rate, developing a range of independent estimates, and comparing those to the discount rate selected by management.

/s/ Deloitte LLP
Chartered Professional Accountants
Winnipeg, Canada
March 17, 2026
We have served as the Company’s auditor since at least 1997; however, an earlier year could not be reliably determined.

Deloitte LLP 360 Main Street Suite 2300 Winnipeg MB R3C 3Z3 Canada Tel: 1-204-942-0051 Fax: 1-204-947-9390 www.deloitte.ca
Independent Auditor’s Report
To the Shareholders and the Board of Directors of
Boyd Group Services Inc.
Opinion
We have audited the consolidated financial statements of Boyd Group Services Inc. (the “Company”), which comprise the consolidated statement of financial position as at December 31, 2024, and the consolidated statements of earnings, comprehensive earnings, changes in equity and cash flows for the year ended December 31, 2024, and notes to the consolidated financial statements, including material accounting policies (collectively referred to as the “financial statements”).
In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2024, and its financial performance and its cash flows for the year ended December 31, 2024 in accordance with IFRS Accounting Standards as issued by the International Accounting Standards Board (“IASB”).
Basis for Opinion
We conducted our audit in accordance with Canadian generally accepted auditing standards (“Canadian GAAS”). Our responsibilities under those standards are further described in the
Auditor’s Responsibilities for the Audit of the Financial Statements
section of our report. We are independent of the Company in accordance with the ethical requirements that are relevant to our audit of the financial statements in Canada, and we have fulfilled our other ethical responsibilities in accordance with these requirements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.
Other Information
Management is responsible for the other information. The other information comprises:

●	Management’s Discussion and Analysis

●	The information, other than the financial statements and our auditor’s report thereon, in the Annual Report.
Our opinion on the financial statements does not cover the other information and we do not and will not express any form of assurance conclusion thereon. In connection with our audit of the financial statements, our responsibility is to read the other information identified above and, in doing so, consider whether the other information is materially inconsistent with the financial statements or our knowledge obtained in the audit, or otherwise appears to be materially misstated.

We obtained Management’s Discussion and Analysis prior to the date of this auditor’s report. If, based on the work we have performed on this other information, we conclude that there is a material misstatement of this other information, we are required to report that fact in this auditor’s report. We have nothing to report in this regard.
The Annual Report is expected to be made available to us after the date of the auditor’s report. If, based on the work we will perform on this other information, we conclude that there is a material misstatement of this other information, we are required to report that fact to those charged with governance.
Responsibilities of Management and Those Charged with Governance for the Financial Statements
Management is responsible for the preparation and fair presentation of the financial statements in accordance with IFRS Accounting Standards as issued by the IASB, and for such internal control as management determines is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error.
In preparing the financial statements, management is responsible for assessing the Company’s ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless management either intends to liquidate the Company or to cease operations, or has no realistic alternative but to do so.
Those charged with governance are responsible for overseeing the Company’s financial reporting process.
Auditor’s Responsibilities for the Audit of the Financial Statements
Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with Canadian GAAS will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these financial statements.
As part of an audit in accordance with Canadian GAAS, we exercise professional judgment and maintain professional skepticism throughout the audit. We also:

●
Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

●
Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control.

●	Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management.

●
Conclude on the appropriateness of management’s use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Company’s ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor’s report to the related disclosures in the financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor’s report. However, future events or conditions may cause the Company to cease to continue as a going concern.

●
Evaluate the overall presentation, structure and content of the financial statements, including the disclosures, and whether the financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

●
Plan and perform the group audit to obtain sufficient appropriate audit evidence regarding the financial information of the entities or business units within the Company as a basis for forming an opinion on the financial statements. We are responsible for the direction, supervision and review of the audit work performed for purposes of the group audit. We remain solely responsible for our audit opinion.

We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.
We also provide those charged with governance with a statement that we have complied with relevant ethical requirements regarding independence, and to communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards.
The engagement partner on the audit resulting in this independent auditor’s report is Paul Stauch.
/s/
Deloitte LLP
Chartered Professional Accountants
Winnipeg, Manitoba

March 18, 2025

BOYD GROUP SERVICES INC.
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
As at December 31,
(thousands of U.S. dollars)

		2025	2024
	Note
Assets
Current assets:
Cash	6	$1,228,614	$19,997
Accounts receivable	19	137,474	120,616
Income taxes recoverable	10	10,196	12,307
Inventory	7	68,284	73,134
Prepaid expenses		53,789	44,663
		1,498,357	270,717
Property, plant and equipment	8	581,146	529,673
Right of use assets	9	689,247	668,101
Derivative financial instruments	19	7,153	—
Deferred income tax asset	10	12,625	2,840
Intangible assets	11	356,347	336,943
Goodwill	12	702,460	643,864
Other long-term assets	13	12,616	12,051
		$3,859,951	$2,464,189

Liabilities and Equity
Current liabilities:
Accounts payable and accrued liabilities		$339,276	$306,942
Dividends payable	14	3,168	2,283
Current portion of long-term debt	15	8,752	8,994
Current portion of lease liabilities	17	125,483	116,849
		476,679	435,068

Long-term debt	15	352,031	498,289
Senior unsecured notes	16	577,143	—
Derivative financial instruments	19	4,667	—
Lease liabilities	17	653,324	627,446
Deferred income tax liability	10	73,197	68,559
Unearned rebates	18	3,349	3,964
		2,140,390	1,633,326

Equity
Accumulated other comprehensive earnings		51,871	44,792
Retained earnings		188,780	180,557
Shareholders’ capital	20	1,468,962	600,047
Contributed surplus	21	9,948	5,467
		1,719,561	830,863
		$3,859,951	$2,464,189
The accompanying notes are an integral part of these consolidated financial statements
Approved by the Board:

BRIAN KANER	DAVID BROWN
Director	Director

8

BOYD GROUP SERVICES INC.
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
(thousands of U.S. dollars except share amounts)

		Shareholders’ Capital			Accumulated Other Comprehensive Earnings
		Shares	Amount	Contributed Surplus	Cash Flow Hedge Reserve	Cost of Hedging Reserve	Cumulative Translation Adjustment	Retained Earnings	Total Equity
	Note
Balances - January 1, 2024		21,472,194	$600,047	$4,539	$—	$—	$58,313	$165,427	$828,326
Other comprehensive loss							(13,521)		(13,521)
Net earnings								24,544	24,544
Comprehensive (loss) earnings							(13,521)	24,544	11,023
Shares issued through exercise of stock options	30	531		79					79
Stock option accretion	21			849					849
Dividends to shareholders	14							(9,414)	(9,414)
Balances - December 31, 2024		21,472,725	$600,047	$5,467	$—	$—	$44,792	$180,557	$830,863
Other comprehensive earnings					(24,251)	2,428	28,902		7,079
Net earnings								18,420	18,420
Comprehensive earnings					(24,251)	2,428	28,902	18,420	25,499
Shares issued through public offering	20	6,361,800	897,014						897,014
Issue costs (net of tax of $10,264)	20		(27,937)						(27,937)
Shares issued through exercise of stock options	30	1,080		142					142
Stock option accretion	21			916					916
Cancellation of shares	20	(5,784)	(162)	162					—
Equity-settled share-based payment	21			3,261					3,261
Dividends to shareholders	14							(10,197)	(10,197)
Balance - December 31, 2025		27,829,821	$1,468,962	$9,948	$(24,251)	$2,428	$73,694	$188,780	$1,719,561
The accompanying notes are an integral part of these consolidated financial statements

9

BOYD GROUP SERVICES INC.
CONSOLIDATED STATEMENTS OF EARNINGS
For the years ended December 31,
(thousands of U.S. dollars, except share and per share amounts)

		2025	2024
	Note
Sales	24	$3,142,794	$3,070,342
Cost of sales		1,684,200	1,673,834
Gross profit		1,458,594	1,396,508
Operating expenses		1,082,288	1,061,689
Acquisition and transformational cost initiatives	2c	30,488	9,879
Depreciation of property, plant and equipment	8	87,851	75,498
Depreciation of right of use assets	9	128,101	123,512
Amortization of intangible assets	11	28,020	26,309
Fair value adjustments	19	3,449	(952)
Finance costs, net		69,673	68,913
		1,429,870	1,364,848
Earnings before income taxes		28,724	31,660
Income tax expense (recovery)

Current	10	5,828	7,667
Deferred	10	4,476	(551)
		10,304	7,116

Net earnings		$18,420	$24,544

Basic and diluted earnings per share	29	$0.82	$1.14
Basic weighted average number of shares outstanding	29	22,461,320	21,472,436
Diluted weighted average number of shares outstanding	29	22,498,636	21,477,021
The accompanying notes are an integral part of these consolidated financial statements
BOYD GROUP SERVICES INC.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE EARNINGS
For the years ended December 31,
(thousands of U.S. dollars)

	2025	2024
Net earnings	$18,420	$24,544
Other comprehensive earnings
Items that may be reclassified subsequently to Consolidated Statements of Earnings
Change in unrealized earnings (loss) on foreign currency translation (net of tax of $nil)	28,902	(13,521)
Fair value changes on cash flow hedge (net of tax of $nil)	(24,251)	—
Fair value changes on cost of hedging reserve (net of tax of $853)	2,428	—
Other comprehensive earnings (loss)	7,079	(13,521)
Comprehensive earnings	$25,499	$11,023
The accompanying notes are an integral part of these consolidated financial statements

1
0

BOYD GROUP SERVICES INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
For the years ended December 31,
(thousands of U.S. dollars)

		2025	2024
	Note
Cash flows from operating activities
Net earnings		$18,420	$24,544
Adjustments for
Fair value adjustments	19	3,449	(952)
Deferred income taxes	10	4,476	(551)
Finance costs		69,673	68,913
Amortization of intangible assets	11	28,020	26,309
Depreciation of property, plant and equipment	8	87,851	75,498
Depreciation of right of use assets	9	128,101	123,512
Equity settled share-based payment		4,319	928
Other		2,928	1,033
		347,237	319,234
Changes in non-cash working capital items	31	5,752	(5,909)
		352,989	313,325

Cash flows from (used in) financing activities
Proceeds from issuance of common shares	20	897,014	—
Payment of share issue costs	20	(38,201)	—
Proceeds from issuance of senior unsecured notes	16	572,335	—
Increase in obligations under long-term debt	15	391,623	365,994
Repayment of long-term debt, principal	15	(544,867)	(283,790)
Repayment of obligations under property leases, principal	17	(111,142)	(103,888)
Repayment of obligations under vehicle and equipment leases, principal	17	(5,594)	(5,283)
Interest on long-term debt	15	(32,707)	(29,149)
Interest on property leases	17	(44,095)	(39,464)
Interest on vehicle and equipment leases	17	(730)	(1,021)
Interest received on proceeds of senior unsecured notes and equity offering		5,585	—
Dividends paid		(9,366)	(9,445)
Payment of financing costs	15, 16	(12,667)	(829)
		1,067,188	(106,875)

Cash flows used in investing activities
Proceeds on sale of equipment and software	8	805	718
Equipment purchases and facility improvements		(54,306)	(77,333)
Acquisition and development of businesses (net of cash acquired)	5	(218,537)	(192,486)
Software purchases and licensing	11	(8,094)	(3,124)
Increase in other long-term assets	13	(139)	(368)
Proceeds on sale / leaseback agreements	8	53,252	64,854
		(227,019)	(207,739)
Effect of foreign exchange rate changes on cash		15,459	(1,225)
Net increase (decrease) in cash position		1,208,617	(2,514)
Cash, beginning of year		19,997	22,511
Cash, end of year		$1,228,614	$19,997
Income taxes paid		$3,669	$12,295
Interest paid		$70,716	$68,395
The accompanying notes are an integral part of these consolidated financial statements

1
1

BOYD GROUP SERVICES INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2025 and 2024
(thousands of U.S. dollars, except share and per share amounts)

1.	GENERAL INFORMATION
Boyd Group Services Inc. (“BGSI” or the “Company”) is a Canadian corporation and controls The Boyd Group Inc. and its subsidiaries.
The Company’s business consists of the ownership and operation of autobody/autoglass repair facilities and related services. At the reporting date, the Company operated locations in Canada under the trade names Boyd Autobody & Glass and Assured Automotive, as well as in the U.S. under the trade name Gerber Collision & Glass. The Company is also a major retail auto glass operator in the U.S. under the trade names Gerber Collision & Glass, Glass America, Auto Glass Service, Auto Glass Authority and Autoglassonly.com. In addition, the Company operates Gerber National Claim Services (“GNCS”), that offers glass, emergency roadside and first notice of loss services. The Company also operates Mobile Auto Solutions (“MAS”) in the U.S. and Volta Auto Diagnostics Ltd. (“Volta”) in Canada that offer mobile calibration and diagnostic services.
The shares of the Company are listed on the Toronto Stock Exchange and New York Stock Exchange under the symbols TSX: BYD.TO and NYSE: BGSI, respectively. The head office and principal address of the Company are located at 1745 Ellice Avenue, Unit C1, Winnipeg, Manitoba, Canada, R3H 1A6.
The consolidated financial statements for the year ended December 31, 2025 (including comparatives) were approved and authorized for issue by the Board of Directors on March 17, 2026.

2.	MATERIAL ACCOUNTING POLICIES

a)	Basis of presentation
The consolidated financial statements of BGSI have been prepared in accordance with IFRS
®
Accounting Standards as issued by the International Accounting Standards Board (“IFRS Accounting Standards”). The functional currency of Boyd Group Services Inc. is the Canadian dollar (“CAD”). These consolidated financial statements are presented in thousands of U.S. dollars (“USD”), except share and per share amounts.

b)	Revenue recognition
BGSI is in the business of collision and auto glass repair. The Company recognizes revenue upon completion and delivery of the repair to the customer, which has been determined to be the performance obligation that is distinct and the point at which control of the asset passes to the customer. Revenue is measured at the fair value of the consideration received.

c)	Acquisition and transformational cost initiatives
Acquisition and transformational cost initiatives are recognized in the Consolidated Statement of Earnings in the period in which they are incurred. These costs represent strategic activities primarily incurred to expand the Company’s network through business combinations or to execute significant strategic plans designed to enhance the Company’s operating model and long-term cost competitiveness. These expenses include transaction and integration costs, such as legal, due diligence, and other professional fees directly associated with the expansion of the Company’s network. Furthermore, these costs include project-specific professional fees and temporary incremental costs associated with system and process improvements that are not expected to recur once the transition is complete.

d)	Inventory
Inventory is valued at the lower of cost and net realizable value. Cost is determined on the first-in,
first-out
basis. Net realizable value is the estimated selling price in the ordinary course of business, less the estimated costs of completion and the estimated costs necessary to make the sale.

e)	Property, plant and equipment
Property, plant and equipment assets are stated at cost less accumulated depreciation and accumulated impairment losses. The cost of an item of property, plant and equipment consists of the purchase price, any costs directly attributable to bringing the asset to the location and condition necessary for its intended use

1
2

BOYD GROUP SERVICES INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2025 and 2024
(thousands of U.S. dollars, except share and per share amounts)

and an estimate of the costs of dismantling and removing the item and restoring the site on which it is located.
Construction-in-Progress
(CIP) is a component of property, plant and equipment that represents assets or capital projects under construction.
Depreciation is calculated using the declining balance and straight line rates as disclosed in the property, plant and equipment note. Leasehold improvements are amortized on the straight line basis over the period of estimated benefit.
An item of property, plant and equipment is reclassified as held for sale if its carrying amount will be recovered principally through a sale transaction rather than through continuing use. The asset must be available for immediate sale in its present condition subject only to terms that are usual and customary for sales of such assets and its sale must be highly probable. Any gain or loss arising on disposal of the asset, determined as the difference between the net disposal proceeds and the carrying amount of the asset, is recognized in the Consolidated Statement of Earnings.
The Company conducts an annual assessment of the residual balances, useful lives and depreciation methods being used for property, plant and equipment and any changes arising from the assessment are applied by the Company prospectively.

f)	Leases
At inception, the Company assesses whether a contract is or contains a lease. Leases are recognized as a right of use asset and a lease liability at the lease commencement date.
The Company recognizes a right of use asset and a corresponding lease liability with respect to all lease arrangements in which it is the lessee, except for short term leases, defined as leases with a lease term of 12 months or less, and leases of low value assets. For these leases, the Company recognizes the lease payments as operating expenses on a straight-line basis over the term of the lease unless another systematic basis is more representative of the time pattern in which economic benefits from the leased asset are consumed. Right of use assets are subsequently measured at cost less accumulated depreciation and impairment losses. Depreciation is recorded on a straight line basis over the term of the lease.
The lease liability is initially measured at the present value of the lease payments that are not paid at the commencement date, discounted by using the rate implicit in the lease. If the interest rate implicit in the leases cannot be readily determined, the Company uses its incremental borrowing rate. In order to calculate the incremental borrowing rate, reference interest rates are derived from the yields of corporate bonds in Canada and the U.S. The reference interest rates are supplemented by a leasing risk premium. The lease liability is subsequently measured by increasing the carrying amount to reflect interest on the lease liability and by reducing the carrying amount to reflect lease payments made.
For sale leaseback transactions, the Company applies the requirements of IFRS 15
Revenue from Contracts with Customers
to determine if the transfer qualifies as a sale. If the transfer qualifies as a sale, the Company derecognizes the asset and recognizes a right of use asset equal to the retained portion of the previous carrying amount of the sold asset. The gain or loss recognized on the sale leaseback is limited to the rights transferred to the buyer.

g)	Consolidation
The financial statements of the Company consolidate the accounts of the Company and its subsidiaries. All intercompany transactions, balances and unrealized gains and losses from intercompany transactions are eliminated on consolidation.

1
3

BOYD GROUP SERVICES INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2025 and 2024
(thousands of U.S. dollars, except share and per share amounts)

Subsidiaries are those entities which the Company controls by having the power to govern the financial and operating policies. The existence and effect of potential voting rights that are currently exercisable or convertible are considered when assessing whether the Company controls another entity. Subsidiaries are fully consolidated from the date on which control is obtained by the Company and are de-consolidated
from the date that control ceases.

h)	Business combinations, goodwill and other intangible assets
Acquisitions of subsidiaries and businesses are accounted for using the acquisition method of accounting. The cost of the acquisition is measured at the aggregate of the fair values (at the acquisition date) of assets transferred, liabilities incurred or assumed, and equity instruments issued by the Company in exchange for control of the acquired company. Acquisition costs are expensed as incurred. The acquired company’s identifiable assets (including previously unrecognized intangible assets), liabilities and contingent liabilities are recognized at their fair values at the acquisition date.
Goodwill represents the excess of the cost of an acquisition over the fair value of BGSI’s share of the net identifiable assets of the acquired subsidiary at the date of acquisition. Goodwill is carried at cost less accumulated impairment losses.
Intangible assets are recognized only when it is probable that the expected future economic benefits attributable to the assets will accrue to the Company and the cost can be reliably measured. Intangible assets acquired in a business combination are recorded at fair value. Intangible assets that do not have indefinite lives are amortized over their useful lives using an amortization method which reflects the economic benefit of the intangible asset. Customer relationships are amortized on a straight-line basis over the expected period of benefit of 20 years. Contractual rights, which consist of non-compete
agreements and favourable lease agreements, are amortized on a straight-line basis over the term of the contract. Brand names which the Company continues to use in the conduct of its business are considered indefinite life because their value is not expected to degrade over time. To the extent the Company decides to discontinue the use of a certain brand, an estimate of the remaining useful life is made and the intangible asset is amortized over the remaining period.
Capitalized software consists of acquired software licenses and costs directly associated with network technology upgrades. Software is amortized on a straight-line basis over its estimated useful life, typically ranging between three and five years. Costs associated with maintaining software programs or payments made for Software-as-a-Service (SaaS) arrangements are recognized as an expense as incurred.

i)	Impairment of non-financial assets
Property, plant and equipment and definite life intangible assets are tested for impairment when events or changes in circumstances indicate that the carrying amount may not be recoverable. For the purpose of measuring recoverable amounts, assets are grouped at the lowest levels for which there are separately identifiable cash inflows (cash-generating unit or “CGU”). The recoverable amount is the higher of an asset’s fair value less costs to sell and value in use (being the present value of the expected future cash flows of the relevant asset or CGU). An impairment loss is recognized for the amount by which the asset’s carrying amount exceeds its recoverable amount.
Goodwill and indefinite lived intangible assets are reviewed for impairment annually or at any time if an indicator of impairment exists. As well, newly acquired goodwill is reviewed for impairment at the end of the year in which it was acquired.
Goodwill acquired through a business combination is allocated to each CGU, or group of CGUs, that are expected to benefit from the related business combination. A group of CGUs represents the lowest level within the entity at which the goodwill is monitored for internal management purposes, which is not higher than an operating segment. Impairment losses on goodwill are not reversed.

1
4

BOYD GROUP SERVICES INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2025 and 2024
(thousands of U.S. dollars, except share and per share amounts)

The Company evaluates impairment losses, other than goodwill impairment, for potential reversals when events or circumstances warrant such consideration.

j)	Cash and cash equivalents
Cash and cash equivalents include cash on hand, deposits held with banks, and other short-term highly liquid investments with original maturities of three months or less.

k)	Income taxes
Income tax comprises current and deferred tax. Income tax is recognized in the Consolidated Statement of Earnings except to the extent that it relates to items recognized directly in equity, in which case the income tax is recognized directly in equity.
Current tax is the expected tax payable on the taxable income for the year, using tax rates enacted, or substantively enacted, at the end of the reporting period, and any adjustment to tax payable in respect of previous years.
In general, deferred tax is recognized in respect of temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the consolidated financial statements. Deferred income tax is determined on a non-discounted
basis using tax rates and laws that have been enacted or substantively enacted at the statement of financial position date and are expected to apply when the deferred tax asset or liability is settled. Deferred tax assets are recognized to the extent that it is probable that the assets can be recovered.
Deferred income tax is provided on temporary differences arising on investments in subsidiaries except, in the case of subsidiaries, where the timing of the reversal of the temporary difference is controlled by BGSI and it is probable that the temporary difference will not reverse in the foreseeable future.

l)	Unearned rebates
Prepaid purchase rebates are recorded as unearned rebates on the statement of financial position and amortized, as a reduction of the cost of purchases, on a straight-line basis over the term of the contract.

m)	Shareholders’ capital
Common shares are classified as equity. Incremental costs directly attributable to the issuance of shares are recognized as a deduction from equity.

n)	Share-based compensation plans
Cash settled plans
The Company’s 2023 and 2024 Restricted Share Units (RSU) and Performance Share Units (PSU) consist of cash-settled share-based payments plans, where the fair value of each PSUs and RSUs is estimated based on the fair market value of the Company’s shares at the grant date, subsequently adjusted for additional shares granted based on the reinvestment of notional dividends and the market value of the shares at the end of each reporting period. The associated compensation expense is recognized over the vesting period, factoring in the probability of the performance criteria being met during that period.
The Company’s Director Deferred Share Units (DSU) are a cash-settled share-based payment plan. The fair value of each outstanding Director Deferred Share Unit is estimated based on the fair market value of the

1
5

BOYD GROUP SERVICES INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2025 and 2024
(thousands of U.S. dollars, except share and per share amounts)

BGSI’s shares at the grant date, subsequently adjusted for additional shares granted based on the reinvestment of notional dividends and the market value of the shares at the end of each reporting period.
Equity settled plans
The Company’s stock option plan allows for the granting of options up to an amount of 250,000 Common shares. The fair value of each option is measured at the date of grant using the Black-Scholes option pricing model. Compensation expense is recognized over the option vesting period, based on the number of options expected to vest, with the offset credited to contributed surplus. On exercise date, proceeds from exercise are credited to contributed surplus.
During the period, the Company made a prospective change to its share-based compensation plan. The 2025 RSU and PSU plan will now be either cash-settled, share-settled or combination of both, at the Company’s discretion. The RSU and PSU share-based payment plan was approved by the shareholders on May 14, 2025. The 2025 plan is accounted for as an equity-settled share-based payment.
Under the equity-settled plan, shares awarded to employees in terms of the RSUs and PSUs are measured at the fair market value at grant date using, where applicable, an appropriate valuation model. The cost is recognized in compensation expenses with a corresponding increase in equity over the period in which the service and, where applicable, the performance conditions are fulfilled.

o)	Earnings per share
Basic earnings per share (“EPS”) is calculated by dividing the net earnings for the period attributable to equity owners of the Company by the weighted average number of shares outstanding during the period.
Diluted EPS is calculated by adjusting the weighted average number of shares outstanding and corresponding earnings impact for dilutive instruments. The Company’s potentially dilutive instruments consist of stock options and contingently issuable shares from the equity-settled share-based payment plan. The dilutive impact of the stock options are calculated using the treasury stock method.

p)	Foreign currency translation
Items included in the financial statements of each subsidiary are measured using the currency of the primary economic environment in which the entity operates (the “functional currency”). The Company operates with multiple functional currencies. The consolidated financial statements are presented in U.S. dollars as this provides a better reflection of the Company’s business activities, given the significance of revenues denominated in U.S. dollars. Entities that have a functional currency different from that of U.S. dollars are translated into U.S. dollars. Assets and liabilities are translated into U.S. dollars at the noon rate of exchange prevailing at the statement of financial position dates and income and expense items are translated at the average exchange rate during the period (as this is considered a reasonable approximation to actual rates). The adjustment arising from the translation of these accounts is recognized in other comprehensive earnings (loss) as cumulative translation adjustments.
Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions. Generally, foreign exchange gains and losses resulting from the settlement of foreign currency transactions and from the translation at year-end
exchange rates of monetary assets and liabilities denominated in currencies other than an operation’s functional currency are recognized in earnings.

1
6

BOYD GROUP SERVICES INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2025 and 2024
(thousands of U.S. dollars, except share and per share amounts)

q)	Financial instruments
Recognition
Financial assets and liabilities are recognized when the Company becomes a party to the contractual provisions of the instrument.
Classification and Measurement
The Company classifies and measures its financial instruments in the following categories:
•	Those to be measured at amortized cost;

•	Those to be measured subsequently at fair value through profit or loss (“FVTPL”); and

•	Those to be measured subsequently at fair value through other comprehensive income (“FVTOCI”).
The classification depends on the Company’s business model for managing the financial assets and the contractual terms of the cash flows.
Financial Assets and Liabilities Measured at Amortized Cost
Certain financial assets, which include cash and cash equivalents and accounts receivable, are measured at amortized cost using the effective interest method, net of any related transaction costs, less any appropriate allowances for estimated lifetime expected credit losses.
Accounts payable and accrued liabilities, dividends payable, and long-term debt are measured at amortized cost using the effective interest method, net of any related financing fees or issue costs.
Financial Assets and Liabilities Measured at FVTPL
Investments which do not qualify for equity method treatment are recorded as other long-term assets at FVTPL. As no ready secondary market exists, fair value is estimated using the discounted cash flow method.
Derivative Financial Instruments and Hedging Activities
The Company utilizes derivative financial instruments, such as cross-currency swaps, and certain cash balances to manage foreign currency risk. At the inception of a hedge, the Company formally documents the relationship between the hedging instrument and the hedged item.
Cash Flow Hedges
The effective portion of changes in the fair value of instruments designated as cash flow hedges is recognized in other comprehensive income and accumulated in a cash flow hedge reserve within equity. The accounting treatment for the accumulated amounts depends on the nature of the hedged transaction:

•
Hedges of Intercompany Promissory Notes: For instruments hedging the foreign currency exposure of intercompany promissory notes denominated in a currency other than the functional currency of the transacting entity, the Company designates only the spot component as the hedging instrument. The amounts accumulated in the cash flow hedge reserve are reclassified to net earnings in the same period during which the foreign currency translation of the underlying intercompany promissory note impacts net earnings.

•
Hedges of Forecasted Transactions: For hedges of highly probable forecasted acquisitions of non-financial assets, the Company may designate specific foreign currency cash balances as hedging instruments. The accumulated amounts are reclassified from equity and included in the initial measurement of the cost of the identifiable assets acquired as a basis adjustment upon recognition of the acquisition.

Cost of Hedging
For cross-currency swaps, the Company excludes the currency basis spread and forward points from the hedge designation. These excluded components are recognized in other comprehensive income and

1
7

BOYD GROUP SERVICES INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2025 and 2024
(thousands of U.S. dollars, except share and per share amounts)

accumulated in a separate cost of hedging reserve within equity. This reserve represents the difference between the total change in fair value of the derivative and the change in value of the designated spot component.
Hedge Effectiveness and Ineffectivenes
s
At the inception of each hedge, and on an ongoing basis, the Company assesses whether the hedging instrument is effective in offsetting changes in the cash flows of the hedged item based on the economic relationship between the instruments. Any hedge ineffectiveness is recognized immediately in net earnings within finance costs.
Embedded Derivatives
Embedded derivatives in financial liability hosts, such as the optional redemption features in the Senior Unsecured Notes, are bifurcated and recognized at fair value if their economic characteristics and risks are not closely related to those of the host. Changes in fair value are recognized in net earnings within fair value adjustments.
Fair Value Hierarchy
The Company classifies fair value measurements using a three-level hierarchy:

•	Level 1 includes quoted prices (unadjusted) in active markets for identical assets or liabilities

•	Level 2 includes inputs that are observable other than quoted prices included in Level 1

•	Level 3 includes inputs that are not based on observable market data

r)	Pensions and other post-retirement benefits
The Company contributes to defined contribution pension plans of certain employees. Contributions are recognized within operating expenses at an amount equal to contributions payable for the period. Any outstanding contributions are recognized as liabilities within accrued liabilities.

s)	Provisions
Provisions are recognized when BGSI has a present legal or constructive obligation that has arisen as a result of a past event and it is probable that a future outflow of resources will be required to settle the obligation, provided that a reliable estimate can be made of the amount of the obligation.
Provisions are measured at management’s best estimate of the expenditure required to settle the obligation at the end of the reporting period, and are discounted to present value where the effect is material. The increase in the provision due to the passage of time is recognized as a finance cost.

t)	Segment reporting
The chief operating decision-maker is responsible for allocating resources and assessing performance of the operating segments and has been identified as the joint responsibility of the President and Chief Executive Officer of BGSI and the Executive Vice President and Chief Financial Officer of BGSI.
The Company’s primary line of business is automotive collision and glass repair and related services, with the majority of revenues relating to this group of similar services. This line of business operates in Canada and the U.S. and both regions exhibit similar long-term economic characteristics. In this circumstance, IFRS Accounting Standards requires the Company to provide specific geographical disclosure. For the years reported, the Company’s revenues were derived within Canada or the U.S. and all property, plant and equipment, right of use assets, goodwill and intangible assets are located within these two geographic areas.

1
8

BOYD GROUP SERVICES INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2025 and 2024
(thousands of U.S. dollars, except share and per share amounts)

u)	Reporting Interest Paid on the Statement of Cash Flows
In accordance with IAS 7 Statement of Cash Flows, the Company has
made the accounting policy choice to disclose these amounts as “Financing Activities” in the cash flow statement as this best reflects the nature of these expenses
.

3.	CRITICAL ACCOUNTING ESTIMATES AND JUDGMENTS
Estimates and judgments are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances.
Critical accounting estimates
BGSI makes estimates, including the assumptions applied therein, concerning the future. The resulting accounting estimates will, by definition, seldom equal the related actual results. The estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are addressed below.
Impairment of Goodwill and Intangible Assets
When testing goodwill and intangibles for impairment, BGSI uses a five year forward looking discounted cash flow of the cash generating unit (“CGU”) or group of CGUs to which the asset relate. An estimate of the recoverable amount is then calculated as the higher of an asset’s fair value less costs to sell and value in use (being the present value of the expected future cash flows of the relevant asset or CGU). An impairment loss is recognized for the amount by which the asset’s carrying amount exceeds its recoverable amount. The methods used to value intangible assets and goodwill require critical estimates to be made regarding the future cash flows and useful lives of the intangible assets. Goodwill and intangible asset impairments, when recognized, are recorded as a separate charge to earnings, and could materially impact the operating results of the Company for any particular accounting period.
Impairment of Other Long-lived Assets
BGSI assesses the recoverability of its long-lived assets, other than goodwill and intangibles, after considering the potential impairment indicated by such factors as business and market trends, the Company’s ability to transfer the assets, future prospects, current market value and other economic factors. In performing its review of recoverability, management estimates the future cash flows expected to result from the use of the assets and their potential disposition. If the discounted sum of the expected future cash flows is less than the carrying value of the assets generating those cash flows, an impairment loss would be recognized based on the excess of the carrying amounts of the assets over their estimated recoverable value. The underlying estimates for cash flows include estimates for future sales, gross margin rates and operating expenses. Changes which may impact these estimates include, but are not limited to, business risks and uncertainties and economic conditions. To the extent that management’s estimates are not realized, future assessments could result in impairment charges that may have a material impact on the Company’s consolidated financial statements.
Business Combinations
Fair value of assets acquired and liabilities assumed in a business combination is estimated based on information available at the date of acquisition and involves considerable judgment in determining the fair values assigned to property, plant and equipment and intangible assets acquired and liabilities assumed on acquisition. The determination of these fair values involves analysis including the use of discounted cash

1
9

BOYD GROUP SERVICES INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2025 and 2024
(thousands of U.S. dollars, except share and per share amounts)

flows, estimated future margins, future growth rates, market rents and capitalization rates. There is estimation in this analysis and actual results could differ from estimates.
Fair Value of Financial Instruments
BGSI has applied discounted cash flow methods to establish the fair value of certain financial assets and financial liabilities recorded on the Consolidated Statement of Financial Position, as well as disclosed in the notes to the consolidated financial statements. BGSI also establishes mark-to-market
valuations for derivative instruments, which are assumed to represent the current fair value of these instruments. These valuations rely on assumptions regarding interest and exchange rates as well as other economic indicators, which at the time of establishing the fair value for disclosure, have a high degree of uncertainty. Unrealized gains or losses on these derivative financial instruments may not be realized as markets change.
Income Taxes
BGSI is subject to income tax in several jurisdictions and estimates are used to determine the provision for income taxes. During the ordinary course of business, there are transactions and calculations for which the ultimate tax determination is uncertain. As a result, the Company recognizes tax liabilities based on estimates of whether additional taxes and interest will be due. Uncertain tax liabilities may be recognized when, despite the Company’s belief that its tax return positions are supportable, the Company believes that certain positions are likely to be challenged and may not be fully sustained upon review by tax authorities. The Company believes that its accruals for tax liabilities are adequate for all open audit years based on its assessment of many factors including past experience and interpretations of tax law. To the extent that the final tax outcome of these matters is different than the amounts recorded, such differences will impact income tax expense in the period in which such determination is made.
Critical judgments in applying the entity’s accounting policies
Deferred Tax Assets
The assessment of the probability of future taxable income in which deferred tax assets can be utilized is based on BGSI’s latest forecasts which are adjusted for significant non-taxable
income and expenses and specific limits to the use of any unused tax loss or credit. The tax rules in the numerous jurisdictions in which BGSI operates are also carefully taken into consideration. If a positive forecast of taxable income indicates the probable use of a deferred tax asset, that deferred tax asset is recognized in full. The recognition of deferred tax assets that are subject to certain legal or economic limits or uncertainties is assessed individually by management based on the specific facts and circumstances. The judgments inherent in these assessments are subject to uncertainty and if changed could materially affect the BGSI’s assessment of its ability to realize the benefit of these tax assets.

2
0

BOYD GROUP SERVICES INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2025 and 2024
(thousands of U.S. dollars, except share and per share amounts)

4.	CHANGES IN ACCOUNTING POLICIES
Future Accounting Policies
The following accounting standards under IFRS Accounting Standards have been issued or amended that are not mandatory for the current period and have not been applied to the consolidated financial statements.
IFRS 18 -
Presentation and Disclosures in Financial Statements
The new standard replaces IAS 1 -
Presentation of Financial Statements
while carrying forward many of the requirements in IAS 1. IFRS 18 sets out the requirements for the presentation and disclosure of information in general purpose financial statements to help ensure they provide relevant information that faithfully represents an entity’s assets, liabilities, equity, income and expenses. It introduces requirements to classify income and expenses into categories and defined subtotals in the statement of earnings, provide disclosures on management-defined performance measures (“MPMs”), along with enhanced guidance on aggregation and disaggregation of information. BGSI is required to apply IFRS 18 for annual reporting periods on or after January 1, 2027 with early adoption permitted. BGSI is currently assessing the impact of this standard on its financial statements.
Amendments to IFRS 9 and IFRS 7 -
Classification and Measurement of Financial Instruments
The amendments deal with the recognition and derecognition of financial liabilities at settlement date and when settled through an electronic cash transfer system, further guidance regarding the classification of financial assets, and additional disclosure requirements for financial instruments with contingent features and equity instruments classified at FVTOCI. These amendments are effective for the annual reporting periods beginning on or after January 1, 2026 with early adoption permitted. The Company will adopt these amendments on January 1, 2026, using the modified retrospective approach without restating prior periods. This change will primarily result in a presentation gross-up
of both Cash and Accounts payable and accrued liabilities for payments initiated but not yet settled at the reporting date. This transition is expected to have no impact on the Company’s net assets, total shareholders’ equity, or opening retained earnings.

2
1

BOYD GROUP SERVICES INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2025 and 2024
(thousands of U.S. dollars, except share and per share amounts)

5.	ACQUISITIONS
The Company completed 21 acquisitions that added 43 collision repair locations and one calibration business during the year ended December 31, 2025. During the first quarter of 2025, the Company acquired a single location glass business in California and a single location glass business in Pennsylvania.
The Company has accounted for the 2025 acquisitions using the acquisition method as follows:

Acquisitions in 2025	Total acquisitions

Identifiable net assets acquired at fair value:

Other currents assets	1,165

Property, plant and equipment	28,978

Right of use assets	31,136

Identified intangible assets

Customer relationships	34,145

Brand Name	280

Non-compete agreements	2,158

Intellectual property	143

Lease liabilities	(31,136)

Identifiable net assets acquired	$66,869

Goodwill	53,910

Total purchase consideration	$120,779

Consideration provided

Cash paid or payable	$113,317

Seller notes	7,462

Total consideration provided	$120,779

2
2

BOYD GROUP SERVICES INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2025 and 2024
(thousands of U.S. dollars, except share and per share amounts)

The Company completed 33 acquisitions that added 37 collision repair locations and four calibration businesses during the year ended December 31, 2024. During the second quarter of 2024, the Company acquired a single location glass business in New Jersey.
The Company has accounted for the 2024 acquisitions using the acquisition method as follows:

Acquisitions in 2024	Total acquisitions

Identifiable net assets acquired at fair value:

Other currents assets	884

Property, plant and equipment	24,753

Right of use assets	20,098

Identified intangible assets

Customer relationships	19,975

Non-compete agreements	980

Intellectual property	7

Lease liabilities	(20,098)

Identifiable net assets acquired	$46,599

Goodwill	17,721

Total purchase consideration	$64,320

Consideration provided

Cash paid or payable	$60,803

Seller notes	3,517

Total consideration provided	$64,320
The preliminary purchase prices for the 2025 acquisitions may be revised as additional information becomes available. Further adjustments may be recorded in future periods as purchase price adjustments are finalized.
Canadian acquisition transactions are initially recognized in U.S. dollars at the rates of exchange in effect on the transaction dates. Subsequently, the assets and liabilities are translated at the rate in effect at the Consolidated Statement of Financial Position date.
A significant part of the goodwill recorded on the acquisitions can be attributed to the assembled workforce and the operating know-how
of key personnel. However, no intangible assets qualified for separate recognition in this respect.
Goodwill recognized during 2025 is expected to be deductible for tax purposes.

2
3

BOYD GROUP SERVICES INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2025 and 2024
(thousands of U.S. dollars, except share and per share amounts)

On the statement of cash flows, included as part of cash used for acquisition and development of business were costs related to the acquisition of businesses, as well as the development of businesses which consisted primarily of property, plant and equipment additions.
The results of operations reflect the revenues and expenses of acquired operations from the date of acquisition. During 2025, revenue contributed by 2025 acquisitions since being acquired were $31,508 (2024 -
$
43,141). Net losses incurred by 2025 acquisitions since being acquired were $1,965 (2024 -
$
2,507). If 2025 acquisitions had been acquired on January 1, 2025, BGSI’s revenue and net earnings for the year ended December 31, 2025 would have been $3,235,845 (2024 -
$
3,116,508) and $11,646 (2024 -
$
19,946), respectively.

6.	CASH
The Company’s cash comprise of cash on hand and interest-bearing demand deposits. As at December 31, 2025, the Company held a cash balance of $1,228,614 (2024 - $19,997), with the majority of balances earning interest at floating rates based on daily bank deposit rates.
The elevated balance at December 31, 2025 is attributable to the net proceeds from a U.S. initial public offering and the issuance of senior unsecured notes. These proceeds were held to fund the acquisition of Joe Hudson’s Collision Center, which subsequently closed on January 9, 2026.

7.	INVENTORY

As at	December 31, 2025	December 31, 2024

Parts and materials	$25,103	$26,667

Work in process	43,181	46,467

	$68,284	$73,134
Included in cost of sales for the year ended December 31, 2025 are parts and material costs of $978,614 (2024 – $956,398) and labour costs of $494,307 (2024 – $506,162) with the balance of cost of sales primarily made up of sublet charges.

2
4

BOYD GROUP SERVICES INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2025 and 2024
(thousands of U.S. dollars, except share and per share amounts)

8.	PROPERTY, PLANT AND EQUIPMENT

	Land	Buildings	Shop Equipment	Office Equipment	Computer Hardware	Signage	Vehicles	Leasehold Improvements	CIP	Total

Depreciation rates		5%	15%	20%	30%	15%	30%	10 to 25 years straight line

As at January 1, 2025

Cost	$12,230	$10,206	$386,048	$28,516	$60,457	$25,802	$18,512	$329,377	$43,197	$914,345

Accumulated depreciation	—	(1,741)	(178,281)	(16,413)	(34,246)	(12,871)	(8,777)	(132,343)	—	(384,672)

Net book value	$12,230	$8,465	$207,767	$12,103	$26,211	$12,931	$9,735	$197,034	$43,197	$529,673

For the year ended December 31, 2025

Acquired through business combinations	4,391	10,859	8,800	—	—	—	488	4,440	—	28,978

Additions	14,166	13,117	46,508	2,494	10,810	2,456	5,070	48,502	19,539	162,662

Transfers	821	17,553	5,512	194	170	206	423	7,820	(32,277)	422

Proceeds on disposal	(11,481)	(41,772)	(78)	(2)	—	—	(514)	(210)	—	(54,057)

Gain (loss) on disposal	238	3,206	(409)	(12)	(7)	(39)	6	(388)	(2,187)	408

Depreciation	—	(1,091)	(36,556)	(2,786)	(9,815)	(2,027)	(4,296)	(31,280)	—	(87,851)

Foreign exchange	25	181	341	20	55	23	7	259	—	911

Net book value	$20,390	$10,518	$231,885	$12,011	$27,424	$13,550	$10,919	$226,177	$28,272	$581,146

As at December 31, 2025

Cost	$20,390	$11,925	$446,675	$31,228	$71,525	$28,427	$24,277	$388,130	$28,272	$1,050,849

Accumulated depreciation	—	(1,407)	(214,790)	(19,217)	(44,101)	(14,877)	(13,358)	(161,953)	—	(469,703)

Net book value	$20,390	$10,518	$231,885	$12,011	$27,424	$13,550	$10,919	$226,177	$28,272	$581,146
During the year ended December 31, 2025, BGSI completed sale and leaseback transactions for 19 properties (2024 - 33 properties) for total proceeds of $53,252 (2024 - $64,854). The gains arising from sale and leaseback transactions in 2025 were $1,016 (2024 - $1,153).

2
5

BOYD GROUP SERVICES INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2025 and 2024
(thousands of U.S. dollars, except share and per share amounts)

	Land	Buildings	Shop Equipment	Office Equipment	Computer Hardware	Signage	Vehicles	Leasehold Improvements	CIP	Total

Depreciation rates		5%	15%	20%	30%	15%	30%	10 to 25 years straight line

As at January 1, 2024

Cost	$21,011	$27,448	$312,529	$23,828	$38,728	$22,302	$12,051	$275,027	$26,412	$759,336

Accumulated depreciation	—	(4,502)	(147,294)	(13,909)	(27,227)	(10,901)	(7,124)	(109,398)	—	(320,355)

Net book value	$21,011	$22,946	$165,235	$9,919	$11,501	$11,401	$4,927	$165,629	$26,412	$438,981

For the year ended December 31, 2024

Acquired through business combinations	4,054	9,861	7,042	—	—	—	502	3,294	—	24,753

Additions	7,646	9,072	63,437	4,732	21,995	3,485	6,794	43,632	46,342	207,135

Proceeds on disposal	(19,519)	(37,288)	(22)	—	—	—	(623)	—	(8,120)	(65,572)

Gain (loss) on disposal	(921)	2,618	(151)	(1)	(2)	(2)	199	(347)	(545)	848

Transfers	—	4,160	5,587	137	62	146	295	10,800	(20,892)	295

Depreciation	—	(2,823)	(32,785)	(2,650)	(7,280)	(2,058)	(2,348)	(25,554)	—	(75,498)

Foreign exchange	(41)	(81)	(576)	(34)	(65)	(41)	(11)	(420)	—	(1,269)

Net book value	$12,230	$8,465	$207,767	$12,103	$26,211	$12,931	$9,735	$197,034	$43,197	$529,673

As at December 31, 2024

Cost	$12,230	$10,206	$386,048	$28,516	$60,457	$25,802	$18,512	$329,377	$43,197	$914,345

Accumulated depreciation	—	(1,741)	(178,281)	(16,413)	(34,246)	(12,871)	(8,777)	(132,343)	—	(384,672)

Net book value	$12,230	$8,465	$207,767	$12,103	$26,211	$12,931	$9,735	$197,034	$43,197	$529,673

9.	RIGHT OF USE ASSETS

As at	Property	Vehicles and Equipment	December 31, 2025

Balance, beginning of period	$654,125	$13,976	$668,101

Acquired through business combinations	31,136	—	31,136

Additions and modifications	114,830	1,258	116,088

Depreciation	(123,740)	(4,361)	(128,101)

Transfers to property, plant and equipment	—	(422)	(422)

Foreign exchange	2,433	12	2,445

Net book value	$678,784	$10,463	$689,247
During the year ended December 31, 2025, BGSI completed sale and leaseback transactions for 19 properties (2024 - 33 properties) for total proceeds of $53,252 (2024 - $64,854). The gains arising from sale and leaseback transactions in 2025 were $1,016 (2024 - $1,153).

2
6

BOYD GROUP SERVICES INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2025 and 2024
(thousands of U.S. dollars, except share and per share amounts)

As at	Property	Vehicles and Equipment	December 31, 2024

Balance, beginning of period	$642,289	$12,058	$654,347

Acquired through business combinations	20,098	—	20,098

Additions and modifications	114,237	7,225	121,462

Depreciation	(118,505)	(5,007)	(123,512)

Transfers to property, plant and equipment	—	(295)	(295)

Foreign exchange	(3,994)	(5)	(3,999)

Net book value	$654,125	$13,976	$668,101

10.	INCOME TAXES
BGSI accounts for deferred income tax assets and liabilities in respect of accounting and tax basis differences. Deferred income tax assets and liabilities which relate to the same jurisdiction are netted on the Consolidated Statement of Financial Position.
In December 2021, the Organization for Economic
Co-Operation
and Development published the Pillar Two model rules to ensure a global minimum tax rate of 15%. The Company has applied the mandatory temporary exception provided in the Amendments to IAS 12 to recognizing and disclosing information about deferred tax assets and liabilities arising from the implementation of the Pillar Two model rules.
During the transition period, the Company qualifies for the transitional safe harbor relief, which effectively reduces the Pillar Two top-up
tax to zero for the 2024 and 2025 fiscal years. The Company does not expect a material exposure to Pillar Two top-up
taxes once the transitional safe harbor period expires. The Company will continue to monitor legislative updates and refine its assessment for fiscal 2026 and beyond.
a. The reconciliation between income tax expense and the accounting earnings multiplied by the combined basic Canadian and U.S. federal, provincial and state tax rates is as follows:

	For the years ended December 31,
	2025	2024

Earnings before income taxes	$28,724	$31,660

Combined basic Canadian and U.S. federal, provincial and state tax rates	26.66%	26.53%

Income tax expense at combined statutory tax rates	$7,657	$8,398

Adjustments for the tax effect of:

State tax adjustments	1,502	(1,539)

Non-deductible compensation	598	—

Non-deductible meals and entertainment	431	413

Other non-deductible expenses	101	(187)

Other	15	31

Income tax expense	$10,304	$7,116

2
7

BOYD GROUP SERVICES INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2025 and 2024
(thousands of U.S. dollars, except share and per share amounts)

In 2024, the additional state tax recovery was the result of a cumulative deferred tax asset to reflect prior-year state depreciation differences, resulting from states that do not conform to federal bonus depreciation provisions.
In 2025, other
non-deductible
expenses relate to the limitation of deductibility of executive compensation under Section 162(m) of the Internal Revenue Code in addition to other permanent differences such as non-deductible
meals and entertainment expenses.
b. Deferred income taxes consist of the Canadian and U.S. tax jurisdictions, respectively, as follows:

As at	December 31, 2025	December 31, 2024

Property, plant and equipment	$(1,092)	$(711)

Intangible assets	(6,346)	(5,301)

Right of use assets net of lease liabilities	2,311	1,932

Accrued liabilities	595	—

Issue costs	8,268	5

Director Share Units	1,637	1,309

Non-capital losses carried forward	6,348	4,556

Stock options	798	491

Other	106	559

Deferred income tax asset	$12,625	$2,840
In 2025, issue costs relate to costs incurred as a result of the Company’s issuance of shares on the New York Stock Exchange which were charged directly to equity.

As at	December 31, 2025	December 31, 2024

Property, plant and equipment	$57,549	$56,703

Intangible assets	71,540	62,097

Right of use assets net of lease liabilities	(20,802)	(17,701)

Accrued liabilities	(24,413)	(25,023)

Acquisition costs	(7,993)	(5,288)

Other	(2,684)	(2,229)

Deferred income tax liability	$73,197	$68,559
c. The movement in deferred income tax assets and liabilities in Canada and U.S. tax jurisdictions, respectively, during the year is as follows:

2
8

BOYD GROUP SERVICES INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2025 and 2024
(thousands of U.S. dollars, except share and per share amounts)

Deferred income tax asset as at	December 31, 2025	December 31, 2024

Balance, beginning of year	$2,840	$4,316

Issue costs	10,263	—

Deferred income tax expense	(691)	(1,162)

Foreign exchange	213	$(314)

Balance, end of year	$12,625	$2,840

Deferred income tax liability as at	December 31, 2025	December 31, 2024

Balance, beginning of year	$68,559	$70,271

Cash flow hedge	853	—

Deferred income tax expense	3,785	(1,712)

Foreign exchange	—	—

Balance, end of year	$73,197	$68,559
d. Deferred income tax assets are recognized to the extent it is probable that sufficient future taxable income will be available to allow a deferred income tax asset to be realized. At December 31, 2025 BGSI has recognized all of its deferred income tax assets with the exception of $17,333 (2024 - $5,219) in capital losses available in Canada. At December 31, 2025 the Company has non-capital
losses in Canada of $24,405 (2024 - $17,682) and net operating losses in the U.S. of $37,408 (2024 - $25,509). The capital losses and net operating losses expire between 20
3
8 and indefinitely.
The losses in Canada expire as follows:

Year of expiry

2039	$1,410

2041	$2,182

2042	$10,544

2043	$2,575

2044	$2,989

2045	$4,705

2
9

BOYD GROUP SERVICES INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2025 and 2024
(thousands of U.S. dollars, except share and per share amounts)

11.	INTANGIBLE ASSETS

	Customer Relationships	Brand Name	Software	Non- compete Agreements	Favourable Lease Agreements	Total

As at January 1, 2024

Cost	$439,201	$23,223	$19,823	$24,722	$6,305	$513,274

Accumulated amortization	(130,843)	(5,461)	(10,189)	(20,637)	(3,363)	(170,493)

Net book value	$308,358	$17,762	$9,634	$4,085	$2,942	$342,781

For the year ended December 31, 2024

Acquired through business combinations	19,975	—	7	980	—	20,962

Additions	—	—	4,029	—	—	4,029

Amortization	(22,022)	—	(2,137)	(1,730)	(420)	(26,309)

Foreign exchange	(3,016)	(855)	(647)	(2)	—	(4,520)

Net book value	$303,295	$16,907	$10,886	$3,333	$2,522	$336,943

As at December 31, 2024

Cost	$454,581	$22,368	$22,803	$25,195	$6,305	$531,252

Accumulated amortization	(151,286)	(5,461)	(11,917)	(21,862)	(3,783)	(194,309)

Net book value	$303,295	$16,907	$10,886	$3,333	$2,522	$336,943

For the year ended December 31, 2025

Acquired through business combinations	34,145	280	143	2,158	—	36,726

Additions	—	—	8,158	—	—	8,158

Amortization	(22,788)	—	(3,266)	(1,546)	(420)	(28,020)

Foreign exchange	1,675	484	372	9	—	2,540

Net book value	$316,327	$17,671	$16,293	$3,954	$2,102	$ 356,347

As at December 31, 2025

Cost	$491,402	$23,132	$31,739	$27,649	$6,305	$580,227

Accumulated amortization	(175,075)	(5,461)	(15,446)	(23,695)	(4,203)	(223,880)

Net book value	$316,327	$17,671	$16,293	$3,954	$2,102	$356,347

3
0

BOYD GROUP SERVICES INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2025 and 2024
(thousands of U.S. dollars, except share and per share amounts)

12.	GOODWILL

As at	December 31, 2025	December 31, 2024

Balance, beginning of year	$643,864	$633,986

Acquired through business combination	53,910	17,721

Foreign exchange	4,686	(7,843)

Balance, end of period	$702,460	$643,864
The recoverable amount of the Company’s cash generating units (“CGU”) is determined based on the greater of value-in-use
calculations and fair value less costs to sell. When testing goodwill for impairment, BGSI uses a five year forward looking discounted cash flow of the CGU or group of CGUs to which the asset relate. BGSI has used the fair value less costs to sell method to evaluate the carrying amount of goodwill. The key assumptions used in the assessment include an estimate of current and future cash flows, taxes, future acquisition growth
, future capital expenditures, a terminal growth rate of 3% and a weighted average cost of capital of 7% to 9%. BGSI concluded that there was no impairment to the carrying amount of goodwill for either the US or Canadian CGU as at December 31, 2025. The carrying amount of goodwill for the Canadian CGU was $103,534 as at December 31, 2025.
Sensitivity testing is conducted as part of the annual impairment tests. No reasonably possible change in assumptions would result in an impairment in the US CGU. After considering all key assumptions, management considers that a reasonably possible change in only the following assumptions would cause the Canadian CGU’s carrying amount to exceed its recoverable amount:
•	If the discount rate increased by approximately 4.46%.
•	If Adjusted EBITDA margins are lower by approximately 3.84% throughout the forecast period, representing a 29% decline in Adjusted EBITDA.
Earnings before interest, taxes, depreciation and amortization (“EBITDA”) is not a calculation defined in IFRS Accounting Standards. EBITDA comprises sales less operating expenses before finance costs, amortization and depreciation, and income taxes. Adjusted EBITDA is calculated to exclude acquisition and transformational cost initiatives expenses and fair value adjustments to contingent consideration and financial instruments that do not have a cash impact, which do not relate to the current operating performance of the business units but are typically costs incurred to expand operations.

3

BOYD GROUP SERVICES INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2025 and 2024
(thousands of U.S. dollars, except share and per share amounts)

13.	OTHER LONG TERM ASSETS
Other long term assets consist primarily of rent deposits in the amount of $4,209 (2024 - $4,051) and an investment of $8,407 (2024 - $8,000) to support the growth of the glass business. Investments which do not qualify for equity treatment are recorded as other long term assets.

14.	DIVIDENDS
The Company’s Directors have discretion in declaring dividends. The Company declares and pays dividends from its available cash from operations taking into account current and future performance amounts necessary for principal and interest payments on debt obligations, amounts required for maintenance capital expenditures and amounts allocated to reserves.
The Company declared dividends of C$0.153 per share in the first, second and third quarters of 2025 and C$0.156 in the fourth quarter of 2025. The Company declared dividends of C$0.150 per share in the first, second and third quarter of 2024 and C$0.153 in the fourth quarter of 2024.
The following is the balance of dividends payable:

As at	December 31, 2025	December 31, 2024
Balance, beginning of year	$2,283	$2,435

Declared	10,197	9,414

Payments	(9,366)	(9,445)

Foreign exchange	54	(121)

Balance, end of year	$3,168	$2,283
Dividends to shareholders were declared and paid in thousands of U.S. dollars as follows:

Record date	Payment date	Dividend amount
March 31, 2025	April 28, 2025	$2,287
June 30, 2025	July 29, 2025	2,390
September 30, 2025	October 29, 2025	2,375
December 31, 2025	January 28, 2026	3,145
		$10,197

Record date	Payment date	Dividend amount
March 31, 2024	April 26, 2024	$2,379
June 30, 2024	July 29, 2024	2,350
September 30, 2024	October 29, 2024	2,377
December 31, 2024	January 29, 2025	2,308
		$9,414

3

BOYD GROUP SERVICES INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2025 and 2024
(thousands of U.S. dollars, except share and per share amounts)

15.	LONG-TERM DEBT
The Company maintains a credit agreement which consists of revolving credit and swing line facilities aggregating $675,000 with an accordion feature which can increase the facilities to a maximum of $1,075,000 (the “Facilities”). During 2025, the Company amended its credit agreement to increase the capacity of the Facilities and extend the maturity to August 2030. The Facilities are accompanied by a fixed-rate Term Loan A maturing in March 2027, in the amount of $125,000 at an interest rate of 3.455%.
The Facilities are with a syndicate of Canadian and U.S. banks and are secured by the shares and assets of the Company as well as guarantees by BGSI and subsidiaries, while Term Loan A is with one of the syndicated banks. The interest rate for draws on the Facilities are based on a pricing grid of BGSI’s ratio of total funded debt to EBITDA as determined under the credit agreement. The Company can draw on the Facilities in either the U.S. or in Canada, in either U.S. or Canadian dollars. The Company can make draws in tranches as required. Tranches bear interest only and are not repayable until the maturity date but can be voluntarily repaid at any time. The Company has the ability to choose the base interest rate between Prime, Canadian Overnight Repo Rate Average (“CORRA”), U.S. Prime or Secured Overnight Financing Rate (“SOFR”) at the Company’s election. The total syndicated Facilities include a swing line up to a maximum of $10,000 for the Canadian borrower and $30,000 for the U.S. borrower. As at December 31, 2025, the U.S. borrower had drawn $226,000 (December 31, 2024 - $370,000) and the Canadian borrower had drawn $nil (December 31, 2024 - $nil) on the Facilities and $125,000 (December 31, 2024 - $125,000) on the Term Loan A.
The Company is subject to certain financial covenants which must be maintained to avoid acceleration of the termination of
the credit agreement. The financial covenants require BGSI to maintain a senior funded debt to EBITDA ratio of no greater than 3.50 and an interest coverage ratio of not less than 2.75. For four quarters following a material acquisition, the senior funded debt to EBITDA ratio may be increased to less than 4.00. For purposes of covenant calculations, property lease payments are deducted from EBITDA, and EBITDA is further adjusted to reflect permitted transaction-related costs, pro-forma
annualized acquisition results and anticipated synergies.
As at December 31, 2025, the Company was in compliance with all financial covenants.
Seller notes payable of $11,359 on the financing of certain acquisitions are unsecured, at interest rates ranging from 3% to 8%. The notes are repayable from January 2026 to May 2028.
Long-term debt is comprised of the following:

As at	December 31, 2025	December 31, 2024
Revolving credit & swing line facilities (net of financing costs)	$224,491	$369,333

Term Loan A (net of financing costs)	124,933	124,882

Seller notes	11,359	13,068

	$360,783	$507,283

Current portion	8,752	8,994
	$352,031	$498,289

3
3

BOYD GROUP SERVICES INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2025 and 2024
(thousands of U.S. dollars, except share and per share amounts)

The following is the continuity of long-term debt:

As at	December 31, 2025	December 31, 2024
Balance, beginning of year	$507,283	$421,705

Consideration on acquisition	7,462	3,517

Draws	391,623	365,994

Repayments	(544,867)	(283,790)
Deferred financing costs	(1,086)	(829)

Amortization of deferred financing costs	301	656

Foreign exchange	67	30

Balance, end of year	$360,783	$507,283
Included in finance costs for the year ended December 31, 2025 is interest on long-term debt of $32,707 (2024 - $29,149).

16.	SENIOR UNSECURED NOTES
2033 Senior Unsecured Notes
On September 4, 2025, the Company announced the completion of the private placement offering of C$275,000 principal amount of senior unsecured notes (the “2033 Notes”) due 2033. The 2033 Notes bear interest at an annual rate of 5.75% payable semi-annually in arrears on March 4 and September 4, commencing on March 4, 2026. The net proceeds of the offering was used to repay the Company’s existing indebtedness. Through the use of a cross-currency swap, the Company has effectively converted the 2033 Notes into a fixed U.S. dollar obligation with an effective interest rate of 6.9%.
At any time prior to September 4, 2028, the Company, may on any one or more occasions, redeem (a) up to 40% of the aggregate principal amount of the 2033 Notes issued, under certain conditions, at a redemption price equal to 105.75% of the principal or; (b) all or any part of the 2033 Notes, at a redemption price equal to 100% of the aggregate principal amount plus an applicable premium.
At any time on or after September 4, 2028, the Company may redeem all or part of the 2033 Notes at a redemption price, expressed as percentages of principal amount, equal to 102.875% in 2028,
101.438
% in 2029 and
100
% in 2030 and thereafter.
On September 4, 2025, the optional redemption right was recognized as an embedded derivative asset with a fair value of $3,203. As at December 31, 2025, the fair value of the embedded derivative was $2,681.
2030 Senior Unsecured Notes
On November 6, 2025, the Company announced the completion of the private placement offering of C$525,000 principal amount of senior unsecured notes (the “2030 Notes”) due 2030. The 2030 Notes bear interest at an annual rate of 5.5% payable semi-annually in arrears on November 6 and May 6, commencing on May 6, 2026. The net proceeds of the offering was used to fund the acquisition of Joe Hudson’s Collision Center, which subsequently closed on January 9, 2026. The Company entered into a cross-currency swap

BOYD GROUP SERVICES INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2025 and 2024
(thousands of U.S. dollars, except share and per share amounts)

which, effective January 7, 2026, is intended to effectively convert the 2030 Notes into a fixed U.S. dollar obligation with an effective interest rate of
6.4%.
At any time prior to November 6, 2027, the Company, may on any one or more occasions, redeem (a) up to 40% of the aggregate principal amount of the 2030 Notes issued, under certain conditions, at a redemption price equal to 105.5% of the principal or; (b) all or any part of the 2030 Notes, at a redemption price equal to 100% of the aggregate principal amount plus an applicable premium.
At any time on or after November 6, 2027, the Company may redeem all or part of the
2030
Notes at a redemption price, expressed as percentages of principal amount, equal to 102.75% in 2027, 101.375% in 2028 and 100% in 2029 and thereafter.
On November 6, 2025, the optional redemption right was recognized as an embedded derivative asset with a fair value of $1,806. As at December 31, 2025, the fair value of the embedded derivative was $974.

				December 31, 2025	December 31, 2024
	Face Value	Amortization	Foreign Exchange	Net Book Value	Net Book Value

Notes due 2030	$373,538	$—	$9,503	$383,041	$—

Transaction costs	(6,637)	197	(155)	(6,595)	—

Embedded derivative liability	1,806	(53)	12	1,765	—

	368,707	144	9,360	378,211	—

Notes due 2033	198,797	—	1,843	200,640	—

Transaction costs	(4,945)	163	(51)	(4,833)	—

Embedded derivative liability	3,203	(105)	27	3,125	—

	197,055	58	1,819	198,932	—

	$565,762	$202	$11,179	$577,143	$—

3

BOYD GROUP SERVICES INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2025 and 2024
(thousands of U.S. dollars, except share and per share amounts)

17.	LEASE LIABILITIES
The following is the continuity of lease liabilities:

As at	December 31, 2025	December 31, 2024
Balance, beginning of year	$744,295	$715,277

Assumed on acquisition	31,136	20,098

Additions and modifications	117,259	122,761

Repayments	(161,561)	(149,656)
Financing costs	44,825	40,485

Foreign exchange	2,853	(4,670)

Balance, end of year	$778,807	$744,295

Current portion	125,483	116,849
	$653,324	$627,446
Lease expenses are presented in the Consolidated Statement of Earnings as follows:

	Year ended December 31,
	2025	2024
Operating expenses	$12,497	$9,414
Depreciation of right of use assets	$128,101	$123,512
Finance costs	$44,825	$40,485
Included in operating expenses are short-term and
low-value
asset lease expenses of $12,530 for the year ended December 31, 2025 (2024 - $9,312).

18.	UNEARNED REBATES
In connection with a 2019 acquisition, the Company recognized prepaid rebates received from a trading partner of $7,500. These rebates have been deferred as unearned rebates. Under the terms of this agreement, the Company will amortize the unearned rebate on a straight line basis over a term of 12 years, as a reduction of cost of sales.
The Company is obliged to purchase the suppliers’ products on an exclusive basis over this term. In exchange for this exclusive arrangement, and subject to certain conditions, the trading partners are required to continue to price their products competitively to the Company. Termination of the arrangement by the Company, the occurrence of an event of default or a change in control, as defined by the agreement, require the Company to repay all unamortized balances and all other amounts as outlined within the agreement.
At December 31, 2025, the Company has unearned rebates of $3,349 (2024 – $3,964).

3

BOYD GROUP SERVICES INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2025 and 2024
(thousands of U.S. dollars, except share and per share amounts)

19.	FINANCIAL INSTRUMENTS
Carrying value and estimated fair value of financial instruments

			December 31, 2025		December 31, 2024
	Classification	Fair value hierarchy	Carrying amount	Fair value	Carrying amount	Fair value
Financial assets

Cash	Amortized cost	n/a	1,228,614	1,228,614	19,997	19,997

Accounts receivable	Amortized cost	n/a	137,474	137,474	120,616	120,616

Long-term asset	FVTPL (1)	3	8,407	8,407	8,000	8,000

Optional redemption	FVTPL (1)	3	3,656	3,656	—	—

Cross-currency swap	FVTOCI (2)	2	1,298	1,298	—	—

Cross-currency swap	FVTPL (1)	2	2,199	2,199	—	—

Financial liabilities

Accounts payable and accrued liabilities	Amortized cost	n/a	339,276	339,276	306,942	306,942

Dividends payable	Amortized cost	n/a	3,168	3,168	2,283	2,283

Long-term debt	Amortized cost	n/a	360,783	359,736	507,283	499,427

Senior unsecured notes	Amortized cost	n/a	577,143	589,996	—	—

Cross-currency swap	FVTPL (1)	2	4,667	4,667	—	—
(1) Fair Value Through Profit or Loss
(2) Fair Value Through Other Comprehensive Income
For the Company’s current financial assets and liabilities, including accounts receivable, accounts payable and accrued liabilities, and dividends payable, which are short term in nature and subject to normal trade terms, the carrying values approximate their fair value. The fair value of BGSI’s long-term debt has been determined by calculating the present value of the interest rate spread that exists between the actual Term Loan A and the rate that would be negotiated with the economic conditions at the reporting date. The fair value of senior unsecured notes was based on the current market price a buyer is willing to pay for a high yield bond at the reporting date, translated at the period-end
foreign exchange rate. The fair value of the optional redemption was calculated using Hull-White model and discounted cash flow. The long-term asset is accounted for using equity method of accounting.

3

BOYD GROUP SERVICES INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2025 and 2024
(thousands of U.S. dollars, except share and per share amounts)

Collateral
The Company’s syndicated loan facility is collateralized by a General Security Agreement. The carrying amount of the financial assets pledged as collateral for this facility at December 31, 2025 was approximately $1,366,088 (December 31, 2024 - $140,613). The increase in pledged financial assets is primarily attributable to a significant cash position held at the reporting date (Note 6) for the settlement of the Joe Hudson’s Collision Center acquisition, which was completed on January 9, 2026 (Note 32).
Interest rate risk
The Company’s Facilities are exposed to interest rate fluctuations and the Company does not hold any financial instruments to mitigate this risk. Seller notes, the senior unsecured notes and Term Loan A are at fixed interest rates.
Foreign currency risk
The Company’s operations in Canada are more closely tied to its domestic currency. Accordingly, the Canadian operations are measured in Canadian dollars and the Company’s foreign exchange translation exposure relates to these operations. When the Canadian operation’s net asset values are converted to U.S. dollars, currency fluctuations result in period to period changes in those net asset values. BGSI’s equity position reflects these changes in net asset values as recorded in accumulated other comprehensive earnings. The income and expenses of the Canadian operations are translated into U.S. dollars at the average rate for the period in order to include their financial results in the consolidated financial statements. Period to period changes in the average exchange rates cause translation effects that have an impact on net earnings. Unlike the effect of exchange rate fluctuations on transaction exposure, the exchange rate translation risk does not affect local currency cash flows.
Senior unsecured notes
Transactional foreign currency risk arises when the Canadian dollar denominated proceeds from the senior unsecured notes are used to provide intercompany financing to U.S. subsidiaries that have a U.S. dollar functional currency. This exposure impacts both the periodic interest payments and the eventual settlement of the principal.
The Company utilizes cross-currency swaps to manage this risk by converting the Canadian dollar principal and interest payments associated with the 2030 and 2033 Notes into fixed U.S. dollar obligations. These arrangements effectively fix the foreign exchange rate for both the external debt obligations and the corresponding intercompany financing. During the year ended December 31, 2025, the Company entered into the following arrangements:
2033 cross-currency swap
The Company entered into a cross-currency swap arrangement by exchanging C$275,000 for $198,656. The agreement requires a re-exchange
of these identical notional amounts at maturity on September 4, 2033, at which time the Company will receive C$275,000 in exchange for $198,656. As of December 31, 2025, the fair value was an asset of $1,298 (2024 - $nil). The swap has been designated as a cash flow hedge of the associated intercompany promissory note, applying a hedge ratio of 1:1. The Company designates the spot component of the cross-currency swap as the sole hedging instrument, with fair value changes recorded in other comprehensive income reclassified to net earnings concurrently to offset the foreign exchange translation of the underlying intercompany debt, resulting in no impact to net earnings for the period. Forward points and currency basis spreads are excluded from the designation and recognized in a separate cost of hedging reserve within other comprehensive income, resulting in a gain of $2,428 for the year ended December 31, 2025.

3

BOYD GROUP SERVICES INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2025 and 2024
(thousands of U.S. dollars, except share and per share amounts)

2030 cross-currency swap
On November 28, 2025, the Company entered into a cross-currency swap arrangement providing for an initial exchange of C$525,000 for $375,805 on January 7, 2026. The agreement requires a re-exchange
of these identical notional amounts at maturity on November 6, 2030, at which time the Company will receive C$525,000 in exchange for $375,805. As at December 31, 2025, the fair value of this cross-currency swap represented a derivative liability of $4,667 and an asset of $2,199 (2024 - $nil), representing gross positions with each counterparty. For the year ended December 31, 2025, a net loss of $2,468 was recorded in fair value adjustments within the statement of earnings. As the underlying intercompany note is not scheduled for recognition until early 2026, this swap is not designated for hedge accounting at December 31, 2025, and will be designated as a hedging instrument consistent with the 2033 cross-currency swap upon establishment of the intercompany promissory note in 2026.
Hedge of forecasted acquisition
Transactional foreign currency risk also exists when U.S. dollar denominated cash is held by Canadian functional currency entities. During 2025, the Company designated $862,000 of cash and cash equivalents, which were proceeds from the November 4, 2025 bought deal initial public offering in the United States, as a hedging instrument in a cash flow hedge of the highly probable forecasted acquisition of Joe Hudson’s Collision Center.
This strategy mitigates the foreign exchange volatility in net earnings that would otherwise arise from the revaluation of the U.S. dollar cash held in Canada as at December 31, 2025, prior to the settlement of the purchase consideration on January 9, 2026.
The effective portion of the change in the spot movement of the U.S. dollar cash is recognized in a cash flow hedge reserve within other comprehensive income. As at December 31, 2025, a cumulative loss of $24,251 was recognized in the cash flow hedge reserve. Upon closing of the acquisition on January 9, 2026, the amount deferred in the cash flow hedge reserve will be removed and included in the initial carrying amount of the net assets acquired.
Fair value adjustments

	Year ended December 31,
	2025	2024
Fair value loss on cross-currency swap	2,468	—

Fair value loss on optional redemption	1,387	—

Contingent consideration	(406)	(952)

Total fair value adjustments	$3,449	$(952)
Intercompany promissory notes
BGSI earns interest on promissory notes issued to The Boyd Group (U.S.) Inc., the parent of the Company’s U.S. operations. BGSI’s U.S. operations purchase Canadian dollars at market rates to fund the monthly interest payments, except as noted on the 2033 which a cross-currency swap was entered into to provide Canadian dollars. As at December 31, 2025 and December 31, 2024, promissory notes denominated in Canadian dollars are as follows:

3

BOYD GROUP SERVICES INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2025 and 2024
(thousands of U.S. dollars, except share and per share amounts)

Promissory notes As at	December 31, 2025	December 31, 2024
Promissory note at 5.0% due September 29, 2027	$108,000	$108,000

Promissory note at 5.75% due January 1, 2030	41,800	41,800

Promissory note at 9.22% due January 1, 2029	61,800	61,800

Promissory note at 4.3% due December 30, 2030	70,000	70,000

Promissory note at 6.2% due September 4, 2033	275,000	—

	$556,600	$281,600
Credit risk
Credit risk represents the potential for financial loss should a customer or counterparty fail to fulfill its contractual obligations. The carrying amount of financial assets represents the maximum credit exposure. Cash is in the form of deposits on demand with major financial institutions that have strong long-term credit ratings.
BGSI is subject to risk of
non-payment
of accounts receivable; however, the Company’s receivables are largely collected from the insurers of its customers. Accordingly, the Company’s accounts receivable comprises mostly amounts due from national and international insurance companies or provincial crown corporations.

Aging of accounts receivable As at	December 31, 2025	December 31, 2024
Neither impaired nor past due	$134,579	$117,800
Past due:
Over 90 days	6,851	7,654
	$141,430	$125,454
Allowance for doubtful accounts	(3,956)	(4,838)
Accounts receivable	$137,474	$120,616
BGSI uses an allowance account to record an estimate of potential impairment for accounts receivables.

Allowance for doubtful accounts As at	December 31, 2025	December 31, 2024
Balance, beginning of year	$4,838	$3,514

(Decrease) increase in the allowance (net of recoveries and amounts written off)	(882)	1,324
Balance, end of year	$3,956	$4,838
The Company manages credit risk on its derivative financial instruments, including cross-currency swaps, by transacting exclusively with a diversified group of major financial institutions that maintain investment-grade credit ratings. The Company’s exposure to, and the credit ratings of, its counterparties are continuously monitored to ensure the ongoing creditworthiness of these institutions. As at December 31, 2025, the maximum credit exposure for derivative assets was $3,497 (2024 – $nil). The Company does not anticipate any non-performance
by these counterparties.
Liquidity risk

4
0

BOYD GROUP SERVICES INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2025 and 2024
(thousands of U.S. dollars, except share and per share amounts)

The Company manages liquidity risk through the continuous monitoring of forecasted and actual cash flows and by maintaining access to various sources of capital. The following table details the Company’s remaining undiscounted contractual maturities for its financial liabilities:

	Total	Within 1 year	1 to 2 years	2 to 3 years	3 to 4 years	4 to 5 years	After 5 years
Accounts payable and accrued liabilities	$339,276	$339,276	$—	$—	$—	$—	$—

Long-term debt	362,358	9,138	127,143	77	—	226,000	—

Senior unsecured notes	583,680	—	—	—	—	383,040	200,640

Lease liabilities	995,286	168,790	157,233	136,063	111,220	88,109	333,871

	$2,280,600	$517,204	$284,376	$136,140	$111,220	$697,149	$534,511
Obligations of the Company are generally satisfied through future operating cash flows and the collection of accounts receivable.
Market Risk and Sensitivity Analysis
Market risk is the risk that the fair value or future cash flows of financial instruments will fluctuate because of changes in market prices. Components of market risk to which the Company is exposed are interest rate risk and foreign exchange rate risk as discussed above.
BGSI has used a sensitivity analysis technique that measures the estimated change to net earnings and equity of a 1% (100 basis points) difference in market interest rates. The sensitivity analysis assumes that changes in market interest rates only affect interest income or expense of variable financial instruments not covered by hedging instruments. For the year ended December 31, 2025 it is estimated that the impact of a 1% increase to market rates would result in a $3,156 decrease (2024 – $3,308 decrease) to net earnings as well as comprehensive earnings.
As at December 31, 2025 a reasonably possible 5%
strengthening of the Canadian Dollar against the U.S. Dollar, with all other variables held constant, would have resulted in an increase of
net earnings of $
14,172 (2024 – $nil)
and a decrease to other comprehensive earnings
 of $46,553 (2024 – $nil). Conversely, a 5% strengthening of the Canadian Dollar against the U.S. Dollar would have had an equal but opposite effect.

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1

BOYD GROUP SERVICES INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2025 and 2024
(thousands of U.S. dollars, except share and per share amounts)

20.	CAPITAL
Shareholders’ Capital
Authorized:
Unlimited number of common shares
An unlimited number of common shares are authorized and may be issued pursuant to the Articles of Incorporation of BGSI. All common shares have equal rights and privileges. Each common share is redeemable and transferable. A common share entitles the holder thereof to participate equally in dividends, including the dividends of net earnings and net realized capital gains of BGSI and dividends on termination or winding-up
of BGSI, is fully paid and
non-assessable
and entitles the holder thereof to one vote at all meetings of shareholders for each share held.
During the first quarter of 2025, Boyd cancelled 5,784 shares pursuant to the Plan of Arrangement involving the conversion of Boyd Group Income Fund to Boyd Group Services Inc., which was effective January 1, 2020. Any shares that were not deposited by December 31, 2024 ceased to represent a right or claim of any kind or nature and have been cancelled.
On November 4, 2025, BGSI completed a bought deal initial public offering in the United States where it sold to an underwriting syndicate 6,361,800 common shares at a price of $141.00 per share with gross proceeds of $897,014. Issuance costs of $27,937, net of related income tax benefits of $10,264 were recognized as a deduction from equity.

21.	CONTRIBUTED SURPLUS
During the year, stock option accretion of $916 (2024 - $849) was credited to contributed surplus.
During the year, the Company made a prospective change to its share-based compensation plan. The Restricted Share Units (RSU) and Performance Share Units (PSU) plan will now be either cash-settled, share-settled or combination of both, at the Company’s discretion. The RSU and PSU share-based payment plan was approved by the shareholders on May 14, 2025. The 2025 plan is accounted for as an equity-settled share-based payment and are credited to contributed surplus. For the year ended December 31, 2025, the equity-settled share-based plan recorded to contributed surplus was $3,261.

22.	CAPITAL STRUCTURE
The Company’s objective when managing capital is to maintain a flexible capital structure which optimizes the cost of capital at acceptable risk. The Company includes in its definition of capital: equity, long-term debt, senior unsecured notes, convertible debentures, convertible debenture conversion features, non-controlling
interest put options and call liability, share based payment obligations, non-property
obligations under lease liabilities, and unearned rebates, net of cash.
The Company manages the foreign currency risk associated with its Senior Unsecured Notes through the use of cross-currency swaps. These instruments effectively convert the C$800 million fixed-rate Canadian dollar denominated obligation into a fixed-rate U.S. dollar obligation.

4
2

BOYD GROUP SERVICES INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2025 and 2024
(thousands of U.S. dollars, except share and per share amounts)

The Company manages the capital structure and makes adjustments to it by taking into account changing economic conditions, operating performance and growth opportunities. In order to maintain or adjust the capital structure, the Company may adjust the amount of dividends it pays, purchase shares for cancellation pursuant to a normal course issuer bid, issue new shares, issue new debt or replace existing debt with different characteristics, issue convertible debentures, issue share options, expand the revolver, increase or decrease its non-property
lease liabilities, pursue alternative structuring of acquisitions, trigger call options on certain acquisition obligations, negotiate unearned rebates, or settle certain acquisition obligations using a greater amount of cash, or shares.
The Company monitors capital on a number of bases, including an interest coverage ratio, net debt to Adjusted EBITDA ratio, return on invested capital, a debt to capital ratio, a current ratio, diluted earnings per share and dividends per share. Net debt to Adjusted EBITDA is calculated as the Company’s total debt and non-property
lease liabilities less cash divided by Adjusted EBITDA. Return on invested capital is the ratio of Adjusted EBITDA to average invested capital.
The Company’s strategy has been to maintain a strong statement of financial position including its cash position and financial flexibility while maintaining consistent dividends in order to capitalize on growth opportunities. In addition, the Company believes that, from time to time, the market price of the shares may not fully reflect the underlying value of the shares and that at such times the purchase of shares would be in the best interest of BGSI. Such purchases increase the proportionate ownership interest of all remaining shareholders.
The Company grows, in part, through the acquisition or
start-up
of collision and glass repair and replacement businesses, or other businesses. To further support this growth, during the fourth quarter of 2025, the Company completed a U.S. initial public offering (Note
2
0
) and separately issued C$525 million in senior unsecured notes (Note 16). As a result, the Company held a significantly elevated cash balance as at December 31, 2025, which was subsequently utilized to fund the closing of the acquisition of Joe Hudson’s Collision Center on January 9, 2026 (Note 32). This proactive, cross-border capital strategy enhanced the Company’s financial flexibility by broadening its U.S. equity investor base while ensuring immediate liquidity for the transaction. Sources of capital that the Company has been successful at accessing in the past include public and private equity placements, senior unsecured notes, convertible debt offerings, the use of equity securities to directly pay for a portion of acquisitions, capital available through strategic alliances with trading partners, non-property
lease financing, seller financing and both senior and subordinate debt facilities or deferring possible future purchase price payments using contingent consideration and call or put options.

23.	RELATED PARTY TRANSACTIONS
In certain circumstances the Company has entered into property lease arrangements where an employee of the Company is the landlord. In most cases, the Company assumes these property lease arrangements initially in connection with an acquisition. The property leases for these locations do not contain any significant non-standard
terms and conditions that would not normally exist in an arm’s length relationship, and the Company has determined that the terms and conditions of the leases are representative of fair market rent values. As at December 31, 2025, there were no outstanding property lease arrangements where an employee is the landlord.

4
3

BOYD GROUP SERVICES INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2025 and 2024
(thousands of U.S. dollars, except share and per share amounts)

24.	SEGMENTED REPORTING
BGSI has one reportable line of business, being automotive collision repair and related services, with all revenues relating to a group of similar services. In this circumstance, IFRS Accounting Standards requires BGSI to provide geographical disclosure. For the periods reported, all of BGSI’s sales were derived within Canada or the United States of America. Reportable assets include property, plant and equipment, right of use assets, goodwill and intangible assets which are all located within these two geographic areas.

	Year ended December 31,
Sales	2025	2024

Canada	$243,728	$244,715

United States	2,899,066	2,825,627

	$3,142,794	$3,070,342

Reportable Assets	December 31, 2025	December 31, 2024

As at

Canada	$230,414	$199,299

United States	2,098,786	1,979,282

	$2,329,200	$2,178,581
BGSI’s revenues are largely derived from the insurers of its customers, who are generally automobile owners. Formal relationships with insurance companies such as Direct Repair Programs (“DRPs”) play an important role in generating sales volumes for the Company. Although automobile owners still have the freedom of choice of repair provider, insurance companies may educate the owner on the benefits of choosing a repairer in their DRP network. Of the top five insurance companies that BGSI deals with, which in aggregate account for approximately 54% (2024 – 51%) of total sales, one insurance company represents approximately 19% (2024 – 16%) of the Company’s total sales, while a second insurance company represents approximately 12% (2024 – 12%).

25.	COMPENSATION OF KEY MANAGEMENT

	For the years ended December 31,

	2025	2024

Salaries and short-term employee benefits	$7,111	$5,302

Long-term incentive plan	8,701	3,801

Share options	743	582

	$16,555	$9,685
Key management includes BGSI’s Directors as well as the most senior officers of the Company and subsidiary companies.

BOYD GROUP SERVICES INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2025 and 2024
(thousands of U.S. dollars, except share and per share amounts)

26.	SHARE-BASED COMPENSATION
Certain members of the management team of the Company, as well as the Board of Directors of the Company participate in share-based compensation plans.
Management Long-term incentive plan
On January 1, 2023, January 1, 2024, January 1, 2025, August 28, 2025 and November 28, 2025 Performance Share Units (PSUs) were granted to certain members of management for the 2023, 2024 and 2025 grant years. The Company’s 2023 and 2024 plan is cash-settled share-based payment plan. During the year, the Company made a prospective change to its share-based compensation plan. The 2025 plan will now be either cash-settled, share-settled or combination of both, at the Company’s discretion. The 2025 plan is accounted for as an equity-settled share-based payment plan. Performance Share Units represent the right to receive payments linked to BGSI’s share value, conditional upon the achievement of one or more objective performance goals. The dividend rate declared by BGSI on issued and outstanding shares of the Company is also applied to the Performance Share Units. The dividend amount on the PSUs is converted into additional PSUs based on the market value of the Company’s shares at the time of the dividend. These additional PSUs vest at the same time as the PSUs that the dividend rate was applied on.
The 2023, 2024, and 2025 awards granted include market and
non-market
performance conditions. Under the 2023 and 2024 cash-settled plan, the impact of market and non-market
performance conditions are recognized through the adjustment of the award that is expected to vest. At the end of each reporting period, BGSI re-assesses
its estimates of the number of Performance Share Units that are expected to vest and recognizes the impact of the revision to compensation expense in earnings over the vesting period.
Under the 2025 equity-settled plan, shares awarded to employees in terms of the PSUs are measured at the fair market value at grant date using, where applicable, an appropriate valuation model. The cost is recognized in compensation expenses with a corresponding increase in equity over the period in which the service and, where applicable, the performance conditions are fulfilled.
On January 1, 2023, January 1, 2024, and January 1, 2025 Restricted Share Units were granted to certain members of management for the 2023, 2024 and 2025 grant years. Restricted Share Units are valued by reference to share value from date of grant to the date of vesting and will settle over a one to three-year period. Units related to the 2023 and 2024 grant years will be cash-settled, and for the 2025 year will either be cash-settled, share-settled or combination of both, subject to the terms of the plan. The 2025 plan is accounted for as an equity-settled share-based payment plan. The dividend rate declared by BGSI on issued and outstanding shares of the Company is also applied to the Restricted Share Units. The dividend amount on the Restricted Share Units is converted into additional Restricted Share Units based on the market value of the Company’s shares at the time of the dividend. These additional Restricted Share Units vest at the same time as the Restricted Share Units that the dividend rate was applied on.
Directors Deferred Share Unit Plan
A Directors Deferred Share Unit Plan (“DSU”) is administered through BGSI and requires independent Directors to receive at least 60% of their Director compensation in the form of deferred shares, which are essentially notional shares of BGSI and are redeemable for cash on termination. Directors may elect to receive up to 100% of their Director compensation in the form of deferred shares. The number of deferred shares to which a Director is entitled will be adjusted for the payment of dividends.

BOYD GROUP SERVICES INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2025 and 2024
(thousands of U.S. dollars, except share and per share amounts)

The fair value of each outstanding Director Deferred Share Unit is estim
ated based on the fair market value of BGSI’s shares at the grant date, subsequently adjusted for additional shares granted based on the reinvestment of notional dividends and the market value of the shares at the end of each reporting period.

27.	EMPLOYEE EXPENSES

	For the years ended December 31,

	2025	2024

Salaries and short-term employee benefits	$1,217,608	$1,227,586

Post-employment benefits	10,175	8,784

Long-term incentive plan	6,539	509

Share options	906	857

	$1,235,228	$1,237,736

28.	DEFINED CONTRIBUTION PE N SION PLANS
The Company has defined contribution pension plans for employees. The Company matches employee contributions at rates up to 3% of the employees’ salary. The expense and payments for the year were $10,175 (2024 - $8,784).

BOYD GROUP SERVICES INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2025 and 2024
(thousands of U.S. dollars, except share and per share amounts)

29.	EARNINGS PER SHARE

	Year ended December 31,

	2025	2024

Net earnings	$18,420	$24,544

Basic weighted average number of shares	22,461,320	21,472,436

Add:

Equity-settled share-based payment plan	34,377	—

Stock option plan	2,938	4,585

Average number of shares outstanding - diluted basis	22,498,636	21,477,021

Basic earnings per share	$0.82	$1.14

Diluted earnings per share	$0.82	$1.14
For the year ended December 31, 2025, the impact of the stock options issued in 2022 were included in the diluted average number of shares outstanding. The stock options issued in 2021, 2023, 2024 and 2025 could have potentially diluted the basic earnings per share, but their impact was anti-dilutive during this period.
For the year ended December 31, 2024, the impact of the stock options issued in 2021 and 2022 were included in the diluted average number of shares outstanding. The stock options issued in 2023 and 2024 could have potentially diluted the basic earnings per share, but their impact was anti-dilutive during this period.
During the year, the Company made a prospective change to its share-based compensation plan. The Restricted Share Units (RSUs) and Performance Share Units (PSUs) plan will now be either cash-settled, share-settled or combination of both, at the Company’s discretion. The 2025 plan is accounted for as an equity-settled share-based payment. For the year ended December 31, 2025, the impact of the RSUs and PSUs issued in 2025 were included in the diluted average number of shares outstanding.

BOYD GROUP SERVICES INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2025 and 2024
(thousands of U.S. dollars, except share and per share amounts)

30.	STOCK OPTION PLAN
During the first quarter of 2021, the Company instituted a stock option plan for senior management, which was approved by shareholders on May 12, 2021. The Company’s stock option plan allows for the granting of options up to an amount of 250,000 Common shares under this plan. Each tranche of the options vests equally over two, three, four and five year periods. The term of an option shall be determined and approved by the People, Culture and Compensation Committee; provided that the term shall be no longer than ten years from the grant date.
The information on the outstanding options are as follows:

	Year ended December 31,

	2025		2024

	Number	Weighted average exercise price (C$)	Number	Weighted average exercise price (C$)

Balance at the beginning of year	67,762	$219.84	54,559	$198.78

Granted during the year	29,380	211.27	18,269	282.26

Forfeited during the year	(10,278)	217.38	(4,535)	219.71

Expired during the year	(197)	216.47	—	—

Exercised during the year	(1,080)	187.17	(531)	204.83

Balance at the end of year	85,587	$217.61	67,762	$219.84

Exercisable at the end of the year	18,842	$198.40	8,351	$195.58
The weighted average grant date fair value of stock options granted during fiscal year 2025 was $69.51 per option (2024 - $97.75). The fair value of each option granted was determined using a Black-Scholes option pricing model. The option valuation was based on the following assumptions:

	2025	2024

Risk-free interest rate	2.84%	3.61%

Expected life (years)	5.5	5.5

Expected stock price volatility	30.73%	30.68%

Expected dividend yield	0.259%	0.193%

BOYD GROUP SERVICES INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2025 and 2024
(thousands of U.S. dollars, except share and per share amounts)

31.	CHANGES IN NON-CASH OPERATING WORKING CAPITAL ITEMS

	For the years ended December 31,

	2025	2024

Accounts receivable	$(15,857)	$23,436

Inventory	6,382	5,652

Prepaid expenses	(9,372)	(3,174)

Accounts payable and accrued liabilities	22,449	(27,199)

Income taxes, net	2,150	(4,624)

	$5,752	$(5,909)

32.	SUBSEQUENT EVENTS
On January 9, 2026, the Company completed the acquisition of Joe Hudson’s Collision Center for total cash consideration of $1,285,123, subject to post-closing adjustments. The acquisition adds 258 locations across the US Southeast region, increasing Boyd’s North American location footprint by 25%.
The acquisition will be accounted for as a business combination using the acquisition method. The results of Joe Hudson’s Collision Center operations will be included in the Company’s consolidated financial statements commencing from the January 9, 2026 closing date.
The initial recognition of the acquisition includes all assets acquired, including identifiable intangible assets, and liabilities assumed at their respective fair values. The excess of the purchase price over the fair value of the identifiable net assets acquired will be recorded as goodwill. The determination of the fair value of the identifiable assets acquired and liabilities assumed is currently underway with the assistance of independent valuation specialists. The Company expects to disclose the preliminary purchase price allocation in the interim condensed consolidated financial statements for the period ended March 31, 2026.

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9